UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMG Pantheon Master Fund, LLC

(Name of Issuer)

AMG Pantheon Master Fund, LLC

(Name of Person(s) Filing Statement)

Units of Beneficial Interest

(Title of Class of Securities)

001701101

(CUSIP Number of class of securities)

Mark J. Duggan

c/o AMG Pantheon Master Fund, LLC

AMG Funds LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

(877) 355-1566

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

December 21, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

Items 1 through 11.

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by AMG Pantheon Master Fund, LLC (the “Fund”) on December 21, 2022 relating to the tender offer (the “Offer”) by the Fund to repurchase up to 3,479,096 of its outstanding units of beneficial interest (“Units”) pursuant to tenders by members of the Fund at a price equal to the net asset value per Unit as of March 31, 2023 on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(ii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on January 26, 2023.

2.	No Units were validly tendered and not withdrawn prior to the expiration of the Offer.

Item 12(b). Filing Fee

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMG PANTHEON MASTER FUND, LLC

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Treasurer

Dated: April 7, 2023

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.